EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollar amounts in thousands)

	For the nine months ended September 30,
(dollar amounts in thousands)	2003	2002

EARNINGS
Pre-tax loss	$(75,764)	$(57,306)
Fixed charges	7,928	2,684

Total	$(67,836)	$(54,622)

FIXED CHARGES
Interest expense and amortization of debt discount
and premium on all indebtedness	$6,936	$1,618
Interest portion of rental expenses	992	1,066

Total fixed charges	$7,928	$2,684

Ratio of earnings to fixed charges	(a)	(a)

(a)	Earnings were insufficient to cover fixed charges by $75.8 million and $57.3 million for the nine months ended September 30, 2003 and 2002.